UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 26, 2010

NTS MORTGAGE INCOME FUND
(Exact name of registrant as specified in its charter)

Delaware	**0-18550**	**61-1146077**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On April 26, 2010, NTS Mortgage Income Fund (the "Fund") received notice that the Circuit Court of the Eighteenth Judicial Circuit for Seminole County Florida (the "Court") entered an order on April 22, 2010 in the lawsuit captioned, *Lake Forest Master Community Association, Inc. v. Orlando Lake Forest Joint Venture, et. al.*, abating the action pending compliance by Lake Forest Master Community Association, Inc. (the "HOA") with Florida Statutes §720.306. The Court found that the HOA failed to comply with Florida Statutes §720.306 and §720.303, and granted the motion of Orlando Lake Forest Joint Venture (a Florida joint venture in which the Fund owns a 50% interest) and the other defendants to abate the lawsuit until compliance by the HOA with Florida Statutes §720.303 et. seq.

A copy of the order is attached to this Current Report on Form 8-K as Exhibits 99.1 and is incorporated in its entirety in this Item 8.01 disclosure by reference.

Item 9.01. Financial Statements and Exhibits.

(a) Financial Statements of Businesses Acquired: N/A
(b) Pro Forma Financial Information: N/A
(c) Shell Company Transactions: N/A
(d) Exhibits:
      99.1   Order Abating Action Pending Compliance with Florida Statutes §720.306

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS MORTGAGE INCOME FUND,
a Delaware corporation

By:

Name: Gregory A. Wells
Title: Secretary/Treasurer/Chief Financial Officer
Date: April 28, 2010

IN THE CIRCUIT COURT OF THE
EIGHTEENTH JUDICIAL CIRCUIT IN AND
FOR SEMINOLE COUNTY, FLORIDA

CASE NO:07-CA-1867-L

LAKE FOREST MASTER COMMUNITY ASSOCIATION ,
Plaintiff,

v.

ORLANDO LAKE FOREST JOINT VENTURE, ORLANDO LAKE FOREST INC., NTS MORTGAGE INCOME FUND, OLF ii CORP., ORLANDO CAPITAL CORP.,
Defendant.
_______________________________/

ORDER ABATING ACTION PENDING COMPLIANCE WITH FLORIDA STATUTE §720.306

This Court on March 23, and April 20, 2010 heard evidence and argument on Defendants/Counterclaimants' Motion for Temporary Injunction, Abatement, or Dismissal.

The Court FINDS and ORDERS as follows:

1. The only factual question for the court is whether the Plaintiff complied with Fl. Stat. §720.306 at the January 9, 2007 annual meeting. If the Plaintiff did not comply with that statute, then they did not comply with Fl. Stat. §720.303, and the action must be abated.

2. The Plaintiff has submitted evidence of minutes (Joint Exhibit 1, Tab 23) of the January 9, 2007 annual meeting which state the new date, time and place of the adjourned meeting. This would meet the statute and invokes the presumption that is identified in the Appeals Court's opinion in this matter. However, it is uncontested that the minutes in existence at the time of the filing of the law suit, (in fact, until the Board of Directors' meeting in December, 2007) did ***not*** state the time and place in accordance with the requirements of Fl. Stat. §720.306 (Joint Exhibit 1, Tab 13). Additionally, these same minutes (Tab 13) were initially presented to the Defendants as official records under a Request to Produce (Joint Exhibit 1, tab 21 1-OLF-000415). These minutes (Tab 13) were approved by the Board of Directors of the Plaintiff at a meeting on February 21, 2007 (Joint Exhibit 1, Tab 21 1-OLF 000423). It should also be noted that even though the board discussed the time and place in the February 7, 2007 meeting (Joint Exhibit 1, Tab 21 1-OLF 000419) when the discussion of time and place are attributed to Bob Manuel, it was not added to the minutes (Tab 13) as approved the next meeting (Joint Exhibit 1, Tab 21 1-OLF 000423).

3. In addition, the witnesses for the Plaintiff perpetually contradict themselves and each other. Typically, greater weight might be given to the memories closest in time to the event

  a. Fred Bates originally stated that he did not make the announcement as to time and place and believed Dr. Swartzberg did make it. At the hearing some 3 years later he initially recants that testimony and says that he now believes he made the announcement but on further examination, really does not know.

  b. The statements of Dr. Swartzberg are not consistent with the much earlier statements of Bates or the "uncorrected" statements of Terry Copper.[1] Dr. Swartzberg's testimony is called into question by his 'too convenient" claim that he was asked to replace Bates as President because of Bates faulty memory.

  c. The Court is left with no credible evidence as to an oral announcement at the meeting.

  d. Mr. Copper also stated that the motion which was finally made at the "continued" annual meeting on March 13, 2007, attended by a handful of homeowner and voted on with hundreds of proxies was not to approve a law suit. The motion was to authorize the Board to make the decision to institute the suit. While based on this ruling the technical wording is not an issue here, it raises issues that may come up in subsequent hearings. There have been three annual meetings since 2007, and the board did not seek a vote of confidence of the membership at any of the meetings which may have vitiated any failure to announce the adjournment properly at the 2007 meeting.

4. Additionally, the Defendants presented a witness to rebut the presumption of the minutes at Tab 23. Mr. Petrilli has no major interest as a party other than as a homeowner and real estate salesman, who does a major business in the subdivision. His purpose in attending the annual meeting on January 9, 2007 related to a disclosure requirement if suit was instituted. In addition to his memory which was refreshed by reviewing his day planner, he made specific notes regarding aspects of the meeting that are consistent with portions of all the other witnesses. His notes state "get location and time", but note that the date of the new meeting was announced. This is consistent with the minutes at Tab 13, as well as explaining why the board discussed place and time at the Board of Directors meeting held February 7, 2007 meeting (Joint Exhibit 1, Tab 21 1-OLF 000419).

  a. The Plaintiff sought to have the page of the planner established as written at a later time. At best their expert could not establish that the page was not written on the date of the meeting. He uses scientific tests that are not widely accepted for non-ballpoint pen, that being a density of image method. In essence he takes five sample of density and avers that the page in question has ink density more consistent with density on a page in July, 2007 (One month after the

---

[1] The deposition of Mr. Copper has an extensive errata sheet. In it he changes his testimony regarding who announced the time and place of the meeting. He even attempts to change the question as worded by the defense counsel. No weight is given his testimony.

suit was filed.) There is no linear basis to establish that ink is more or less dense as it ages, that the density of a new or different pen with the same ink would not impact the issue or whether environmental factors would impact the issue of density. Of chief concern is the fact that the uncontested portions of the page, clearly written on the date January 9, 2007 were not compared in the density analysis. These entries were at least more likely to have been written by the same pen. The method does not meet the Frye standard, nor any basic scientific principal studied by this court for control group evaluations. The testimony is so inconclusive as to be useless.

b. The defendants have met the burden to not only rebut the presumption of the correctness of the minutes (Tab 23), but also, have established under the burden of preponderance which this court deems is the proper standard that the announcement of time and place were not made at the January 9, 2007 meeting. The Plaintiff argues that since the Defendant included a request for Temporary Injunction the standard is clear and convincing. Since this court can find no research stating that standard for abatement that would not be the standard for this ruling. However; this Court is clearly convinced and finds no credible evidence that the time and place were announced by the Board at the meeting. The evidence of the plaintiff lacked sufficient weight to overcome that produced by the Defendants.

5. The elements required to seek a Temporary Injunction were not placed in evidence. The Defendants proceeded under the theory as addressed by the appellate opinion that the matter should be *abated* until compliance with the statutes. Similar to a condition precedent requirement for suit to commence in malpractice cases Progressive v. Mendez 979 so 2d 324 (Fla. 3d DCA 2008).

NOW THEREFORE IT IS ORDERED that the Motion is GRANTED and the Matter is ABATED until compliance with the requirements of Fl. Statutes §720.303 et seq. are met.

DONE AND ORDERED in Sanford, Seminole County, Florida _April 22_,2010.

/s/Nancy F. Alley

NANCY F. ALLEY, CIRCUIT JUDGE

CERTIFICATE OF SERVICE

I hereby certify that a true and correct copy of the foregoing has been furnished by US Mail to the following:

Patrick C. Howell, Esq.	T. Todd Pittenger, Esq.
150 N Westmonte Dr.	PO Box 2809
Altamonte Springs, FL 32714	Orlando, FL 32802-2809

this _22_ day of _April_, 2010.

/S/Tara Culver
Tara Ireland, Judicial Assistant